Exhibit 10.14
SAFECO
CREDIT COMPANY
165 S. Union Blvd. STE 610
Lakewood, Colorado 80228-2212



June 19, 1998




Mr. Boyd Hoback
Good Times Restaurants Inc.
601 Corporate Circle
Golden, CO 80401

Dear Boyd:

This will confirm that we will submit the financing proposal set forth below to the Executive Credit Committee of SAFECO Credit Company, Inc. This proposal is subject to final approval by the Executive Credit Committee and is not intended as a commitment by SAFECO Credit Company, Inc. to enter into a financing transaction with proposed Borrower. Such approval may only be made by our Executive Credit Committee and communicated via formal loan commitment letter upon loan approval. The following summarizes the major terms and conditions to which our proposal is subject.

BORROWER:      Good Times Restaurants Inc. (Real Estate and Equipment Loan)

GUARANTORS:    The Erie County Investment Co.
               The Bailey Company
               (Both Loans)

Initially, the guaranties will be provided for 50% of the outstanding loan balance. Starting with the 5th anniversary of the notes, and after the restaurant property has sustained a fixed charged coverage ratio of 1.5 to 1 for 12 trailing months, the guaranties will be reduced to 25% of the outstanding loan balance. After 7 years, the guaranties will be fully released when the following conditions are met:

     - Loan to value ratio of less than 50%
     - SAFECO Credit Company, Inc. review of Good Times Restaurants Inc. financial condition is satisfactory.

COLLATERAL:

SAFECO will receive a first security interest in the land, building and equipment of three (3) Good Times restaurant located in the Denver Metropolitan Area.

AMOUNT:

Land and Building: SAFECO will finance 80% of cost of 80% MAI appraisal value, whichever is less up to a maximum of $2,400,000.00

TERM:

Land and Building

180 months based on a 180 month amortization.

Equipment Term:     84 months

PREPAYMENT:

           Loan Year              Prepayment Premium

               1                   3.0% of outstanding principal balance
               2                   2.5% of outstanding principal balance
               3                   2.5% of outstanding principal balance
               4                   2.0% of outstanding principal balance
               5                   1.0% of outstanding principal balance

INTEREST RATE:

The interest rate will be a floating rate of 30 day commercial paper plus
3.00. On the real estate loan, the borrower will have the option during the first 60 months of the loan to fix the rate at the 10 year treasury rate plus 3.00.

FEES:

A proposal fee in the amount of $10,000.00 is due and payable to SAFECO Credit Company, Inc. upon acceptance of the proposal. In the event SAFECO Credit Company, Inc. does not issue a commitment within 20 days from the acceptance date of this proposal letter of if a commitment is issued but it is not accepted by the Borrower due to it differing from the structure outlined in this proposal, the previously paid proposal fee will be refunded to the Borrower. In the event a commitment is issued by SAFECO Credit Company, Inc. conforming in all respect to this proposal letter and the commitment is not acceptable by the Borrower, the previously paid proposal fee will be deemed earned by SAFECO Credit Company, Inc. If the transaction is consummated, the proposal fee will be applied to the loan origination fee due at closing.

COSTS:

Borrower shall be responsible for all reasonable costs and expenses relating to the preparation, execution and recording of all documents regardless of whether or not the loan is ultimately funded. Documentation will be prepared by SAFECO's in-house attorneys for a charge of $750.00 per location.

LOAN ORIGINATION FEE:

Upon commencement of the financing, Borrower will pay to SAFECO Credit Company, Inc. a loan origination fee equal to one (1) percent of the loan amount.

CONSTRUCTION FINANCING:

Construction financing will be available. Payment of interest will be due monthly, payable in arrears. The interest rate charged will be the same as that of the permanent loan.

DOCUMENTATION:

Final loan security documention must be satisfactory in form and content to SAFECO Credit Company, Inc. It is expected that such documentation will contain representations and covenants which are customary for loans of this type. All items to be submitted by Borrower including but not limited to all insurance certificated and policies, appraisals, surveys and financial statements must be satisfactory in form and content to SAFECO Credit Company, Inc. in its sole discretion.

The loan documents will provide The Bailey Company ("Bailey") as Guarantor under the loans the option, in the event Good Times Restaurants, Inc. defaults under the loan documents, to (i) fully assume the loans (after all defaults, reasonably possible for Bailey to cure, have been cured within a reasonable time period) without paying any additional fees and at the existing terms,
(ii) reasonably cure and continue to make all required principal and interest payments to SAFECO Credit Company, Inc. with Good Times Restaurants, Inc. remaining as the primary borrower, or (iii) allow the guaranty to be fully exercised by SAFECO Credit Company, Inc.

Financial Covenants: Good Times Restaurants, Inc. will maintain a net worth of not less than $2,000,000.00 and a fixed charged coverage of 1.25 to 1.

CONDITION PRECEDENT:

This letter should not be construed as a commitment by SAFECO Credit Company, Inc., but as a proposal or financing subject to (1) satisfactory review of Borrower's and, if applicable, Guarantor(s) financial statements and supporting data, (2) background investigations of the principals and related parties to this transaction, (3) receipt of all other information acceptable in form and substance to SAFECO Credit Company, Inc. and that SAFECO Credit Company., at it sole discretion, deems necessary to perform due diligence in evaluating this proposal, and (4) approval by SAFECO Credit Company, Inc.'s Executive Credit Committee and issuance and acceptance of a formal commitment letter.

If approved, SAFECO will issue a loan commitment that will be available for one year from the approval date. If there has been no material change in the financial condition of the borrower, the commitment can be extended beyond the first year.

ENVIRONMENTAL CONCERNS:

SAFECO will require that a Phase I Environmental Audit be performed on the location to insure that is it free of environmental concerns. The Phase I Environmental Audit must be in accordance with ASTM guidelines.

ACCEPTANCE:

An accepted copy of this letter together with the proposal fee must be returned to SAFECO Credit Company, Inc. at 165 S. Union Blvd., Suite #610, Lakewood, CO 80228, on or before 4:30 p.m. on June 30, 1998, after which time SAFECO Credit Company, Inc.'s committee shall automatically terminate.

By acceptance of this letter, you acknowledge that this is issued at a time when we have not yet undertaken a full business, credit and legal analysis of the Borrower and transaction contemplated hereby. As a result of a detailed investigation and analysis, it may be necessary that we restructure or otherwise modify this proposal prior to our issuance of a commitment. Our efforts will be directed towards approval of the transaction as proposed.

We welcome the opportunity to submit this proposal for financing services, and urge you to contact us immediately should you have any questions.


Sincerely,

SAFECO Credit Company, Inc.                  Agreed to and Accepted by:

/s/John Black                                /s/Boyd E. Hoback
___________________                          ________________________
Franchise Specialist                         President and CEO

Date: 6/22/98                                Date: 6/22/98